                 UNITED STATES OF AMERICA
                        before the
            SECURITIES AND EXCHANGE COMMISSION
        ----------------------------------------------
                                                      :
                    In the Matter of                  :
                                                      :
          AMERICAN ELECTRIC POWER COMPANY, INC.       :     CERTIFICATE
                  Columbus, Ohio  43215               :           OF
                                                      :     NOTIFICATION
                        (70-5943)                     :
                                                      :
       PUBLIC UTILITY HOLDING COMPANY ACT OF 1935     :
        ----------------------------------------------:

      THIS IS TO CERTIFY that, in accordance with the terms and conditions of and for the purposes represented by the declaration, as amended, of American Electric Power Company, Inc. (the "Company") in the above-captioned file and the orders of the Securities and Exchange Commission with respect thereto (HCAR No. 19879, dated February 8, 1977; HCAR No. 19992, dated April 19, 1977; HCAR No. 20111, dated July 14, 1977; HCAR No. 20506, dated April 19, 1978; HCAR No.
20979, dated March 29, 1979; HCAR No. 21180, dated August 8, 1979; HCAR No. 21544, dated May 1, 1980; HCAR No. 22113, dated June 30, 1981; HCAR No. 22539, dated June 15, 1982; HCAR No. 22989, dated June 29, 1983; HCAR No. 23353, dated June 29, 1984; HCAR No. 23538, dated December 19, 1984; HCAR No. 23754, dated July 1, 1985; HCAR No. 23980, dated January 3, 1986; HCAR No. 24534, dated December 18, 1987, HCAR No. 25233, dated December 27, 1990, HCAR No. 25936, dated December 1, 1993, HCAR No. 26516 dated May 10, 1996 and HCAR No. 26553, dated August 13, 1996) during the period from July 1, 1999, through September 30, 1999, the Company issued a total of 439,174 shares of its Common Stock, $6.50 par value ("Common Stock"), to Stanley & Co. [a nominee of First Chicago Trust Company of New York ("First Chicago")], at a total purchase price of $15,905,898.51, for the accounts of participants in the Company's Dividend Reinvestment and Direct Stock Purchase Plan (the "Plan"). During such period, First Chicago, as Agent under the Plan, also purchased on the open market for the accounts of participants a total of -0- shares of the Company's Common Stock, at a total purchase price of $-0-. These transactions are set forth in more detail in the attached Schedule I, incorporated herein by reference.

                                 AMERICAN ELECTRIC POWER COMPANY, INC.

                                    By:       /s/ A. A. Pena
                                                  Treasurer
Dated:  October 12, 1999

                                   SCHEDULE I
                                       to
                     CERTIFICATE OF NOTIFICATION (#70-5943)
                                       of
                      AMERICAN ELECTRIC POWER COMPANY, INC.
                   For the Period July 1 - September 30, 1999


TRANSACTIONS THIS PERIOD:

                            - Original Issue Shares -

                          Shares            Price                 Total
   Period                 Issued          Per Share          Purchase Price

07/06/99                    6,710          37.581                  252,168.51
07/13/99                   14,635          36.594                  535,553.19
07/20/99                   11,850          36.369                  430,972.65
07/27/99                    7,304          36.250                  264,770.00
08/03/99                   14,469          35.938                  519,986.92
08/10/99                    9,863          36.369                  358,707.45
08/17/99                    8,977          35.513                  318,800.20
08/24/99                   11,921          35.700                  425,579.70
08/31/99                    7,587          37.094                  281,432.18
09/07/99                    5,891          36.525                  215,168.78
09/10/99                  320,924          36.238               11,629,643.91
09/14/99                    8,377          35.938                  301,052.63
09/21/99                    3,714          35.600                  132,218.40
09/28/99                    6,952          34.500                  239,844.00
                            -----                                  ----------
   Total O/I Purch.       439,174                              $15,905,898.51
                          =======                              ==============

                            - Open Market Purchases -

                         Shares         Average Price              Total
  Date                  Purchased         Per Share           Purchase Price

Total O/M Purch.           -0-                                $   -0-
                        =========                              ======


                         - Total Activity This Period -

                         Shares                                    Total
                        Purchased                             Purchase Price

O/I Shares                439,174                              $15,905,898.51
O/M Purchases             -0-                                        -0-
   Total Activity         439,174                              $15,905,898.51
                          =======                               =============

SCHEDULE I to CERTIFICATE OF                                            PAGE 2
NOTIFICATION (#70-5943) of
AMERICAN ELECTRIC POWER COMPANY, INC.
For the Period July 1 - September 30, 1999



CUMULATIVE SUMMARY OF TRANSACTIONS:

                            - Original Issue Shares -

                                           Shares                  Total
                                           Issued             Purchase Price

Totals from last report                  47,323,884         $  992,068,250.29
Transactions this period                    439,174             15,905,898.51
                                         ----------          ----------------
   Total Original Issue Shares           47,763,058         $1,007,974,148.80


                            - Open Market Purchases -

                                           Shares                  Total
                                          Purchased           Purchase Price

Totals from last report                  19,933,897           $604,795,081.99
Transactions this period                   -0-                      -0-

   Total Open Market Purchase            19,933,897           $604,795,081.99